Penny Auction Solutions, Inc.

330 A Street, Suite 156
San Diego, CA 92101

October 28, 2015

Via FedEx and
Edgar Correspondence

Mara L. Ransom

Assistant Director

Office of Consumer Products

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Penny Auction Solutions, Inc.

Registration Statement on Form 10

Filed September 4, 2015

File No. 000-55004

Dear Ms. Ransom:

This letter sets forth the responses of Penny Auction Solutions, Inc. (the “Company”) to the comments contained in your letter, dated October 2, 2015, relating to the Registration Statement on Form 10 filed by the Company on September 4, 2015 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold text below, and the responses of the Company are set forth in plain text immediately following each comment.

The Company is submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 1, as well as two copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement filed on September 4, 2015.

Please note that Amendment No. 1 has also been updated to incorporate operational and financial information, including audited financial statements, for the Company’s fiscal year ended August 31, 2015.

General

1.	We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. Please note we may continue to comment on your registration statement after the effective date.

The Company acknowledges its understanding that the Registration Statement will become effective by operation of law 60 days from the date it was originally filed and that the Company will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. If the Staff’s comments to the Registration Statement are not addressed within this 60-day time period, the Company may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to the Staff’s comments. The Company further acknowledges its understanding that the Staff may continue to comment on the Registration Statement after the effective date.

2.	Please revise your filing to disclose that you are a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities or provide us with your analysis as to why you believe you are not a shell company. In this regard, we note that you have no or nominal operations and assets consisting only of cash and nominal assets.

For the reasons set forth below, the Company has determined that, under Rule 12b-2, the Company is not currently, and has not previously been, a “shell company” as defined therein.

Under Rule 12b-2, a shell company is a registrant that has no or nominal operations. A registrant that has operations which are not nominal is not a shell company. The Company is not a shell company because its operations are not nominal. The Company’s activities, as outlined below, are consistent with those of a typical startup company – obtaining seed capital, retaining management, developing a product or a service, evaluating the market opportunity, conducting due diligence, seeking partners, evaluating acquisition opportunities and making acquisitions. A startup company, by definition, does not meet the condition of having “no or nominal operations” and is not considered to be a “shell company.” See SEC Release 33-8869, fn. 172.

Since its formation in 2010, the Company has been developing its penny auction business. In August 2010, the Company completed its full business plan, established a corporate website, elected officers and purchased approximately 300 website domains in over 30 countries for future penny auction sites. The Company currently has 1 employee, the Chief Executive Officer (CEO) of the Company and a part time contract Chief Financial Officer (CFO). In addition there are 3 part time consultants providing marketing, IT and administrative services.

In September 2010, the Company established its corporate offices in San Diego, CA. In the fourth quarter of 2010, the Company completed a small friends and family financing and engaged its auditors and transfer agent and spent considerable time and expense preparing a resale registration statement on Form S-1, which was ultimately filed in February 2011 (and subsequently withdrawn in March 2012). In the first quarter of 2011, the Company purchased assets of two penny auction websites, hired operations staff, including an administrative assistant, client services manager, a shipping manager, and a merchandising and auction scheduler manager. These employees left the Company in 2012 due to lack of funds, however, these ex-employees remained active for the Company as part time consultants.

In the second quarter of 2011, the Company engaged an IT support company to outsource its IT operations and contracted with website and business development firms to design, build and launch a new version of the Company’s penny auction website.

In November 2011, the Company executed definitive documentation to acquire Nail Bidder, Inc., the owner of the penny auction website “www.nailbidder.com.” This acquisition closed in March 2012, at which time Nail Bidder, Inc. became the Company’s wholly owned subsidiary.[1] Following completion of the acquisition, the Company has transitioned the Nailbidder website and operations to its San Diego operations and technical support team.

In the second half of 2012 and first half of 2013, the Company spent considerable time and expense working with Glendale Securities on the sponsorship of the Company’s Form 211 application. In April 2013, the Company was cleared for quotation on the OTC Markets under the symbol PAUC.

The Company has spent considerable time and expense preparing and issuing its fiscal years 2012, 2013 and 2014 audited financial statements, issuing its fiscal year 2015 quarterly interim financial statements as well as preparing and submitting its general registration statement on Form 10 in September 2015.

In July 2012, the Company entered into a consulting agreement with an Investment Relations and Market Analyst for the purpose of gaining insight and knowledge about the financial markets and how to best position the Company for future promotion.

During the third quarter of 2012, the Company hired a consultant to assist with the planning and development activities of its Multi-Level Marketing (MLM) project for the purpose of creating an MLM auction platform for international deployment. The Company also consulted with legal services of a qualified MLM attorney in order to create the most appropriate membership structure as well as start the paperwork process to create the platform.

The Company moved its office in late 2012 to a better suited office in downtown San Diego, California for its current employees and in preparation of hiring and training additional staff for its auction business.

The Company spent considerable time and effort in the first quarter of 2013 to update its strategic documents such as its five year business plan, corporate budgets, acquisition plans, resource plans, and project plans for the continued development and deployment of its penny auction (consumer) websites.

[1] Nail Bidder’s revenues and net income during the year ended December 31, 2011 were $170,585.31 and $35,115.20, respectively. The Company submits that these would not constitute nominal operations.

In the second quarter of 2013, the Company hired the services of a web development consultant to restructure and update its corporate website to further reflect the progress and plans associated with its penny auction business.

Since the first quarter of 2013, the Company has been conducting regular meetings with its employees/consultants at its corporate office or via phone conferences for remote employees/consultants to further plan the activities required to re-start Nailbidder.com as well as plan for the future release of its other penny auction websites.

In the second through fourth quarters of 2014, the Company engaged the services of several consultants for the purpose of raising funds for its operations, IT projects, and marketing budgets as well as offering management advice and strategic planning services. The total amount of funds raised during this time period was approximately $90,000.

In the fourth quarter of 2014, Micheal Holt assumed the position of Chairman of the Board replacing Corey Park, who resigned as the Chairman of the Board due to personal reasons. At that time, interviews were conducted to expand the Board in order to add more strategic resources.

In the first quarter of 2015, Bob van Leyen was elected to the Board and appointed as the Company’s CFO and began working with the CEO and the Board regarding several mission-critical projects.

In the first nine months of 2015 the Company successfully raised $235,000 through a private placement. The funds have been utilized for the startup of its penny auction website and marketing efforts and costs associated with preparing the Registration Statement. In August 2015, the Company finalized a Private Placement Memorandum (PPM), which the Company anticipates will be the basis for raising additional funds for its operations in the future.

To date, the Company has invested substantial funds in the development of its IT platform in order to prepare for the launch of its penny auction website. In the fourth quarter of 2015, the Company expects to complete its IT and marketing plans in anticipation of a 2016 launch of the Nailbidder.com penny auction website.

In the fourth quarter of 2015, the Company is expected to complete its financial statements for its fiscal year ending August 31, 2015 certified by our auditors.

The Company plans to hire two additional employees in the fourth quarter of 2015. These employees are expected to provide support to our Operations and IT related activities. The Company expects to further expand its team in 2016, when the Company anticipates the recommencement of revenue generating activities.

3.	We note references throughout your filing to third-party sources for statistical, qualitative and comparative statements contained in your registration statement. For example, you refer to ALEXA on page 3 and Job Market Paper on page 4. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your registration statement. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors.

The statements previously made by ALEXA concerning the number of penny auction websites appears to no longer be publicly available on the internet. As such, the Company has deleted this reference.

The Job Market Paper (now referred to in Amendment No. 1 as a “recent academic study”) is publicly available at no charge through the internet. Amendment No. 1 has been amended to provide the URL for this study.

Item 1. Business, page 3

4.	We note your disclosure on page 3 listing the “broad group of users that [you] expect will participate in [y]our penny auctions.” If third-party sources were used to determine the potential customers listed on page 2, please provide copies of these sources and reference them in your disclosure. In this regard, we note your disclosure on page 9 that “[b]ased on this research [you] have identified and profile the big spenders by group, income, education level, online habits, and family status.”

The above referenced disclosures were based on the Company’s internal research and not on third-party sources. Both references have been deleted from Amendment No. 1.

5.	We note your reference to gambling enthusiasts, as support for your statement that consumers are “flocking to penny auctions” and that “purchases made on mobile devices topped $40 billion in 2014 and [are] estimated to exceed $50 billion in 2015.” It is unclear how the article to which you reference in footnote 2 supports these statements. Please clarify or remove such statements.

The Company has deleted any reference to gambling enthusiasts or shopaholics “flocking to penny auctions”, as the Company is no longer able to access the internet resource upon which such statement was originally based.

With regard to the statement concerning purchases made on mobile devices, the Company has amended the disclosure in Amendment No. 1 to reference the correct URL and to accurately reflect the statements made in the referenced source.

Auction Items and Inventory, page 7

6.	We note your disclosure in this section, as well as throughout your filing, that you will rely on the “past auction experience of the websites [you] have purchased.” In this regard, we note that you have only disclosed the acquisition of one website, Nailbidder.com, in 2012. Please revise your disclosure to ensure consistency throughout your filing.

The Company has revised its disclosure in Amendment No. 1 to be consistent throughout the filing.

7.	We note your disclosure in the fourth paragraph of this section that “[you] plan to purchase the auction items from leading retailers after the auction for an item has closed.” Please disclose the risks and costs associated with possible refunds if the item is no longer available for purchase from the retailer after the auction has closed. In this regard, we note your disclosure at the end of the fourth paragraph of this section that the “drop-ship” method “controls risks and costs associated with inventory, shipping, returns and customer services,” however, refunds are not discussed. Please also reconcile these statements, with your disclosure in the first paragraph on page 3 that “[you] do not expect to be dependent on any specific supplier as orders for product[s] will be made prior to an auction.”

The Company has revised its disclosures in Amendment No. 1 to more thoroughly discuss the risks and costs associated with possible refunds if the item is no longer available for purchase from the retailer after the auction has closed. The Company believes that this revised disclosure is consistent with the disclosure in the first paragraph on page 3 that “We do not expect to be dependent on any specific supplier as orders for product will be made prior to an auction.”

Item 1A. Risk Factors, page 11

8.	Please delete the fourth and fifth sentences in the first paragraph of this section. Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

The Company has deleted the fourth and fifth sentences in the first paragraph of this section. The Company hereby undertakes to refrain from using qualifying or limiting statements in the introductory paragraph. The Company further undertakes to not make reference to risks that the Company does not deem material.

We may not be able to successfully compete against companies…, page 14

9.	Please address the risks, if any, associated with also competing with traditional brick-and-mortar stores that sell similar products to the ones on your site.

In light of the Company’s “auction” format and significantly different operating and revenue model, the Company does not believe it faces any material risk of competing with traditional brick-and-mortar stores that sell similar products to the ones on the Company’s site. Consistent with the Staff’s Comment 8 above and the Company’s response thereto, the Company has not updated its disclosures as it deems this risk to be immaterial.

Management’s Discussion and Analysis of Financial Condition

Plan of Operations, page 20

10.	Please revise to provide a more specific description of your plan of operations through the point of generating revenue. We note your disclosure beginning on page 4. In your discussion of each of the goals you intend to accomplish in the next 12 months, include information regarding the priority of each goal and each material event or step required in pursuing each goal. Further, please disclose the estimated costs associated with initiating and completing each proposed step in accomplishing your goals so that an investor can get a clearer understanding of how and when you expect to start generating revenue. In this regard, we note your disclosure on page 5 that development of Nailbidder.com and the Enterprise Penny Auction Model would cost $150,000 and $750,000, respectively. However, you have not discussed the cost of the other components of your growth plan.

The Company has revised its disclosures in Amendment No. 1 consistent with the foregoing comment.

Liquidity and Capital Resources, page 23

11.	Please disclose here and in the prospectus cover page that your auditor has expressed substantial doubt as to your ability to continue as a going concern. Also, please revise your disclosure to include an estimate as to how long your company can continue as a going concern without obtaining additional working capital and discuss this estimate in this section and your risk factor section.

The Company has revised its disclosures in Amendment No. 1 consistent with the foregoing comment.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 28

12.	Please disclose the natural person(s) or public company that has the ultimate investment or voting control over the shares held by J. Johnson Stock Consulting, LLC and Stock News Info, LLC. For guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

The Company has revised its Item 4 disclosures in Amendment No. 1 to indicate that John Johnson, as the sole member of J. Johnson Stock Consulting, LLC, has sole ultimate investment and voting control over the shares held by J. Johnson Stock Consulting, LLC.

With respect to Stock News Info, LLC, after making diligent attempts to do so, the Company has not been able to contact this shareholder. As such, the Company is not able to disclose the natural person(s) or public company that has the ultimate investment or voting control over the shares held by Stock News Info, LLC. The Company has revised its Item 4 disclosures in Amendment No. 1 consistent with the foregoing.

Involvement in Certain Legal Proceedings, page 30

13.	Please provide the required disclosure for the past ten years, rather than five. Please refer to Item 401(f) of Regulation S-K.

The Company has revised its disclosure in Amendment No. 1 under the caption “Involvement in Certain Legal Proceedings” to provide information for the ten year period required by Item 401(f) of Regulation S-K.

Board of Directors, page 30

14.	We note your disclosure in this section regarding your independent director “as defined under the standards set forth in Section 121A of the American Stock Exchange Company Guide.” However, your disclosure in the last paragraph on page 15 indicates that the independent director is considered “as defined under the Financial Industry Regulatory Authority, Inc. listing standards and Nasdaq Marketplace Rules.” Please revise to ensure consistency throughout your filing.

The Company’s disclosures throughout in Amendment No. 1 have been revised to consistently reflect that the Company determines “independence” pursuant to the requirements of Rule 5605(a)(2) of the NASDAQ Listing Rules.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 35

15.	We note your disclosure on pages 35 and 36 that on February 20, 2015 and September 25, 2013 you issued shares of common stock to directors. Please disclose the dollar value of the related-party transactions and the names of the related person. Refer to Items 404(a)(1) and (a)(3) of Regulation S-K.

The Company has revised its disclosures in Amendment No. 1 consistent with the foregoing comment.

Notes to Condensed Consolidated Financial Statements

Note 8 – Put Rights Financing and Equity Line of Credit, page 54

16.	We note 4,900,000 shares were issued to Kodiak Capital in 2010 of which 1,978,944 were voluntarily cancelled by Kodiak Capital on July 21, 2015. As such, it appears Kodiak Capital still holds 2,921,056 shares of your common stock. If our understanding is correct, please tell us your consideration of including Kodiak Capital in your disclosure within Item 4. Security Ownership of Certain Beneficial Owners and Management.

The 4,900,000 shares of common stock referenced in Note 8 of the Condensed Consolidated Financial Statements were allocated 2,450,000 shares to Kodiak Capital and 2,450,000 shares to Charles Deverna, a broker with Kodiak Capital. Of the 2,450,000 shares originally issued to Kodiak Capital, 1,978,944 were cancelled on July 21, 2015, resulting in Kodiak Capital’s current holding of 471,056 shares. Mr. Deverna continues to hold 2,450,000 shares as referenced in Item 4 of the Registration Statement. Based on information provided to the Company by Mr. Deverna and Kodiak Capital, Mr. Deverna does not have or share voting or dispositive power over shares owned by Kodiak Capital, and Kodiak Capital does not have or share voting or dispositive power over shares owned by Mr. Deverna. The Company has enhanced its disclosure in Note 8 of the Consolidated Financial Statements concerning the allocation of shares between Kodiak Capital and Mr. Deverna.

17.	Please disclose how you accounted for the original $500,000 commitment fee to Kodiak Capital and the authoritative literature you applied for the initial issuance of shares on August 30, 2010 and December 28, 2010. Further please explain to us your accounting for the modification of the put rights financing and equity line of credit agreement including the cancellation of shares by Kodiak Capital and your recognition of the $400,000 gain. Please include in your response the specific accounting literature you relied upon in recognizing these transactions. This comment also applies to Note 8 appearing on page 69.

With respect to the original $500,000 commitment fee, we recognized a liability in accounts payable and expensed the full amount on February 28, 2011. The Company determined the likelihood that the commitment would be exercised as remote and didn’t record an amortizable asset due to the uncertainty of the future economic benefit. On March 14, 2012, the liability was exchanged for a promissory note of equal value.

The Company accounted for the initial issuance of the 1,960,000 commitment shares issued on August 30, 2010, and the issuance of 2,940,000 shares on December 28, 2010, pursuant to the agreement with Kodiak Capital as a nonrefundable commitment fee in accordance with ASC 310-20. We determined the likelihood that the commitment would be exercised as remote and expensed the fair value of the shares immediately.

In addition, the Company accounted for the modification of the $500,000 debt from its put rights financing and equity line of credit agreement in accordance with ASC 470-50-40-2. The modified debt of $100,000 with substantially the same terms as the original debt resulted in a gain on debt extinguishment of $400,000, which represented the incremental fair value of the modified debt immediately preceding the modification, compared to the fair value of the new debt as of the modification. Accordingly, the gain was recognized immediately and not amortized to future periods.

Note 9 – Changes in Stockholders’ Equity (Deficit), pages 55

18.	We note a significant number of shares of common stock were cancelled and returned to treasury. Please tell us your consideration of ASC 718-20-35 and the amounts, if any, recognized in conjunction with the various cancellations. This comment also applies to Note 9 appearing on page 70 and Note 10 appearing on page 71.

The Company accounted for the cancellation of shares of common stock in accordance with ASC 718-20-35, whereby the modification of the equity award was treated as an exchange of the original award for a new award. All of the original share issuances were fully earned with no vesting or obligation for future requisite service from the original issuance date. For each of the modifications of equity awards listed below the fair value of the cost of the new award didn’t exceed the fair value of the cost of the original award at the cancellation date. As such, there was no incremental compensation cost recognized with the equity modifications.

				New Award	Old Award
Modification		Cancelled	Replacement	Fair Value	Fair Value	Incremental
Date	Shareholder	Shares	Shares	at Modification	at Modification	Cost
12/17/2012	J. Maddock	1,000,000	-	-	100,000	-
8/15/2014	Patricia Park	1,000,000	-	-	100,000	-
9/15/2014	Lanny Park	5,000,000	-	-	500,000	-
1/16/2015	Corey Park	75,000,000	-	-	7,500,000	-
2/18/2015	D. Eastwood	3,750,000	-	-	375,000	-
7/21/2015	Kodiak Capital	1,978,944	-	-	197,894	-

Signatures

19.	Bob van Leyen is listed as Chief Financial Officer on page 29. However, Michael Holt has signed the registration statement on page 74 in his capacity as Chief Financial Officer. Please revise.

The Company has, pursuant to Amendment No. 1, revised the Registration Statement to be signed by Bob van Leyen in his capacity as Chief Financial Officer.

* * * *

In connection with the Company’s responses to your comments above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to its disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust that the foregoing is responsive to the comments contained in your letter dated October 2, 2015. If you have any questions, please contact me at (714) 651-3120, or our general counsel, Garett Sleichter, at (714) 641-3495.

We appreciate the Staff’s assistance in this matter.

Sincerely,

Bob van Leyen
Chief Financial Officer

-10-